NextMart, Inc.

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang’an Avenue, Dongcheng District

Beijing, 100738 PRC

June 28, 2010

Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:

Nextmart, Inc.
-Form 10-K for the Fiscal Year ended September 30, 2009 (“10-K”)
-Form 10-Q for the Quarterly Period ended March 31, 2010 (“10-Q”)

Dear Mr. Mew:

This letter responds to the Staff’s comment letter dated May 21, 2010 regarding the above referenced filing.   For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

Form 10-K for the Fiscal Year ended September 30, 2009.

General

1. The Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

Item 8 Financial Statements and Supplementary Data.

Note 3-Marketable Securities, page 46.

2. In our Amended Form 10-K (for the fiscal year ended September 30, 2009), we will revise disclosure to clarify that a reclassification adjustment was recorded for the loss and is included in Loss on disposal of discontinued operations.

3. As of September 30, 2009, the Company did not consider the impairment of the securities to be “Other than Temporary.” This determination was arrived at by management after carefully considering the restructuring of the issuer (now China Grand Resorts, Inc) reflected in the issuer’s filings with the Securities and Exchange Commission.  These filings included the issuer’s Form 8-K and two subsequent amendments all of which addressed the restructuring, its Forms 10-Q for the December 31, 2009 and March 31, 2010 periods and its 14C Information Statement. These filings addressed the budget for the company, along with other projected financial information. In each of these filings, the issuer did not disclose any event or fact which would cause management to believe that the impairment was “Other than Temporary.” We evaluated each impairment as of September 30, 2009, December 31, 2009, and March 31, 2010, and in each instance, we have adjusted the loss for these securities based on the fair market value of these shares given that the securities of the issuer are publicly traded (CGND-OTCBB). In fact, as reflected in our March 31, 2010 financial statements, the value ascribed to these shares is $480. The market value of the securities has been less than our cost for approximately 10 months.

Note 14 – Non-Monetary Transactions, page 53.

4. In our Amended Form 10-K, we will expand our disclosure to reflect that the fair value assigned to our subsidiaries was $3,616,775. Equity value represents value of 100% shares we sold, including: 1) 100% of our shares of William Brand Administer Ltd, a BVI registered company and our wholly owned subsidiary; 2) 100% of our shares of Credit Network 114 Limited, a BVI registered company and our wholly owned subsidiary;  3) 100% of our 60% shareholdings in Wuxi Sun Network Technology Ltd., a PRC registered company; and 4) 100% of our 80% shareholdings in Naixiu Exhibition Ltd., a PRC registered company.

Wuxi	Wuxi Sun Network Technology Ltd.
CEAC	Beijing Zhongdian Shentong International Logistics Ltd., a subsidiary of Nice Show.
Nice Show	Naixiu Exhibition Ltd.
WB	William Brand Administer Ltd
WT	William Textiles Limited, a subsidiary of WB.
Credit 114	Credit Network 114 Limited

5. The negative fair value of Nice Show was due to the fact that the fair value of the Nice Show assets was zero, however it had liabilities of $39,324 resulting in the stated negative value.  Thus, the net value of Nice Show was negative.

The book value of related assets and liabilities of SNMG is ($4,305,574) while the valuation prepared by an independent appraisal under US GAAP was $4,809. Thus, we recorded the debit of $4,305,574.

The disposal of the assets and liabilities of the stated subsidiaries were included in disposal of the assets of Sun New Media Inc. (SNMI), the parent entity of Sun New Media Group (SNMG), which amount is $21,056,154. SNMI recorded the investment in subsidiaries in the investment account. So the disposal of $7,364,477 of the assets and liabilities of these subsidiaries was included in the $21,056,154 entry. (In the table included in our prior response to comment eight, the total equity value of $7,364,477 plus the Assets disposed by SNMI of $13,691,676 equals $21,056,154 which shown in the entry.)

6.  The calculation of $4,236,151 loss is as follows:

Basis of book value on valuation:	$18,001,039.00	A
Impairment loss recognized before 2009 of these assets	(12,644,136.92)	B
Unrealized loss on marketable securities	2,496,025.00	C
Book value	7,852,927.08	D=A+B+C
Fair value of subsidiaries	3,616,775.47	E
Fair value of assets and liabilities of SMC, SNMG and SNMI	488,449	F
Loss of assets and liabilities	488,449	G=F
Loss of subsidiaries	3,747,702.61	H=D-F-E
Total loss	$4,236,151.61	G+H

The $1,813,840 loss represents a special paid in capital on the balance sheet of William Textiles Limited, which was part of the disposition to Hua Hui.

7. As was previously stated, at the time of entering into the transaction, Hua Hui believed that the 10,000 square meters of property could be booked as an asset on a costs basis, and this assumption by Hua Hui was based on their incomplete understanding of GAAP rules. The accounting treatment for the transaction was not confirmed with Hua Hui for several months following the transaction. In preparation of our September 30, 2009 audit, we had numerous discussions with our auditor regarding the accounting treatment of the transaction. The company first learned about the accounting treatment in mid November. From mid November until the end of December the company was investigating different possibilities for having the value of the rights received booked as an asset. It was not until the very end of December 2009 that it become clear there was no way to book the commercial income rights as an asset. At the end of January 2010, Hua Hui and the company continued discussions about how to move forward with the Company’s planned business. While there was never a formal notice served to the Company by Hua Hui, towards the beginning of February 2010, Hua Hui began verbally communicating that they were not interested in moving forward with the planned business. It was at that point that Hua Hui and the Company began discussing rescinding the agreement. These discussions were complicated due to the investments made in the Company by Hua Hui which in turn prolonged the final determination. At the very end of February, after weeks of discussions, it was agreed that the agreement would be rescinded and the general terms under which that would take place, including addressing funds lent to the Company by Hua Hui. The Company then announced the termination in its March 3, 2008 Form 8-K.

Management has given consideration to its original conclusion that management’s evaluation of disclosure controls and procedures were adequate. Given the unique circumstances surrounding the termination of the Hua Hui transaction as discussed above, management believes that it collected, processed and reported the Hua Hui rescission in a timely manner.

8. With respect to the Hua Hui termination, the assets were recorded back at our historical cost and a fair market value evaluation was done for impairment purposes with any impairment recorded as necessary. The Company and Hua Hui were entities under common control as of the date of the original transaction until the agreement termination, thus the Company recorded the re-acquisition of the assets at historical cost (the fair value of the assets transferred to Hua Hui upon the original sale).   Using the same

accounting principles for entities under common control, the Company deemed that the guidance under ASC 360-10-35-44 should be applied. In addition, we did record in the second quarter for loss from operations held for sale of $352,368 as such amount was not significant to the total operations.

Form 8-K/A dated March 31, 2010 filed May 14, 2010

9. China Cancer Institute Limited (BVI) is the parent company of Oxus Cancer Research Ltd. (PRC). They are two separate companies. China Cancer Institute Limited (CI) was formerly known as Sun New Media Group Ltd. (SNMG) (name change on June 5, 2009), while Oxus Cancer Research Limited was formerly known as Sun New Media Consulting Ltd. (SMC) (name change on August 17, 2009). We will revise our disclosures where appropriate.

10. See our response to comment nine above

11. As the disposed assets do not constitute a going concern, we have applied the asset approach to value the asset/liability of respective entities disposed. Specifically, we identified the asset and liability of the disposed entity as of valuation date, and then we valued these items asset by asset. i.e, for fixed asset, we first determine their physical presence, and then determine replacement cost of these fixed asset. For account receivables, we determine their recoverability according to aging analysis, past client collection history and client credit status.

12. The difference mainly relates to the difference between carrying amount and fair value of respective asset/liability account. We reassessed the fair value of certain balance sheet accounts and benchmarked to their respective fair value. An example of this adjustment would be written-off of more bad accounts, and certain fixed assets and intangible asset was remeasured accordingly to market price

13. According to 845-10-30 Initial Measurement APB 29;

In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions.  Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received.

Therefore, we will account for the acquisition of assets based on the net fair values of the totality of the assets and liabilities held for sales.

14. We will revised the Form 8-K/ to include a Security Ownership table.

15. Book value of assets transferred to HuaHui on August 1, 2009 was $7,852,926, including $7,364,477 of subsidiaries and $488,449 of assets and liabilities of SNMC, SNMG, and SMC.

Step 1. On March 3, 2010, we added the book value of $7,364,477 and $492,803 of subsidiaries and net assets of SNMC, CI and SMC to the Company's account. The difference from August 1, 2009 was due to translation effect.

Step 2. On March 31, 2010, we adjusted the book value of subsidiaries to $7,252,490 due to the operation of Wuxi, including settling some receivables and payables and occurring expenses. We also adjusted the book value of assets and liabilities of CI and SMC to $488,421 due to translation effect.

Step 3. We recognized fair value of subsidiaries of $1,581,984 based on the valuation report from qualified appraiser and the assets and liabilities of CI and SMC of $488,421 based on the book value on March 31, 2010.

Thus, the impairment loss was $5,670,506 (=$7,252,490 less $1,581,984).

16. A. The $5,391,225 impairment loss includes $1,581,984 as the value of subsidiaries and $3,809,241 as the value of assets and liabilities of NXMR, CI and SMC.  However, the appraiser evaluated assets and liabilities of SMNI, CI and SMC based on the inaccurate book value which does not include the adjustments made before 2009. As a result, the valuation of these assets and liabilities, amounting to $3,809,241, is larger than the accurate book value of $488,421 (as mentioned in Comment 15). So we recognized $488,421 as the fair value of these assets and liabilities. As mentioned above, there is no large write-down of the assets to fair value during the three-month period ended March 31, 2010.

The subsidiaries representing the $1,581,984 in impairment loss are; 1) 100% of the shares of William Brand Administer Ltd, a BVI registered company and a wholly owned subsidiary of NextMart; 100% of the shares of Credit Network 114 Limited, a BVI registered company and a wholly owned subsidiary of NextMart;  2) 100% of NextMart’s 60% shareholdings in Wuxi Sun Network Technology Ltd., a PRC registered company; 3) 100% of NextMart’s 80% shareholdings in Naixiu Exhibition Ltd., a PRC registered company.

The assets and liabilities of SMNI, SNMG and SMC represent:

1) the net assets of NextMart’s 100% owned subsidiary Cancer Institute of China Ltd. (a BVI registered company) and its 100% owned subsidiary China Cancer Institute Ltd. (a PRC registered company) and 2) any other net assets and liabilities belonging to NextMart, with the exception of a) its 3,000 shares of China Grand Resorts Inc. common stock, b) its remaining US$750,000 liability under the convertible bond settlement agreement, and c) cash in the subsidiaries, office furniture and equipment, and third party creditor’s rights and third party debts.

17. The office furniture and equipment were used to settle other payables due to a company, not CIGE, on March 3, 2010.

18. Sum value means book value and we will revise the disclosure accordingly.

19. Accounts Receivables in the amount of $374,829 have been due for over 3 years as of March 31, 2010 and are reflected as follows;.

-China Electronic Appliance Corporation Ltd. (“CEAC”) due from third party: book value is $824,370 and fair value is $247,311

- William Textile Ltd. due from third party (prior to its acquisition by NextMart) book value is $1,275,184 and fair value is $127,518.

Other Receivables of $1,483,312, in the form of loans made by the company, have an aging period of over 1 year but less than 3 years, and are reflected as follows:

- Wuxi due from third party, book value is $586,902 and fair value is $586,894;

- CEAC due from third party book value is $101,459 and fair value is $101,459;

- SMC due from third party book value is $1,035,796 and fair value is $794,959.

20. The director is Ren Huiliang, who resigned in April 2009. The amount of $744,829 was a result of the shortfall in the inventory of William Brand Administer Ltd. that was discovered after the acquisition of William Brand Ltd by NextMart. Mr. Ren, the owner of William Brand Administer Ltd.’s at the time of the acquisition, agreed to assume the liability for the shortfall and it was booked as an amount due from him. No cash was ever transferred to Mr. Ren as a loan. In the Company’s Amended Form 10-Q, it will reflect the amount as a receivable from former director.

21. The marketable securities for which we recognized a loss of $352,368 were for CEC Unet Plc., an AIM listed company. We booked the loss after the company was delisted from AIM in January of 2010.

22. The time period on the represented by the loss from held for sale operations is from October 1, 2009. Note 8 to the Form 10-Q will be revised to disclose that fact.

23. As we have indicated in our disclosures, the parties to the transaction agreed that the for purposes of the amended agreement, the effective date of the transaction was March 31, 2010 irrespective of the actual transfer date of consideration.  Due to the agreement among the parties, March 31, 2010 is the legal transactional date, and thus, we used that date for purposes of our financial statements and note disclosures in respect of the transaction.

24. Wang Yihan was appointed Chairman and CEO of the Company on March 31, 2010, please refer to the Company’s FORM 8-K filed March 31, 2010 under Item 5.02.  The resignation of Mr. Liu was disclosed in that same filing.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have.  Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Very truly yours,

Nextmart, Inc.

/s/ Carla Zhou

By Carla Zhou, CFO